BIW LIMITED
                               230 BEAVER STREET
                               ANSONIA, CT 06401
                              203-735-1888 (PHONE)
                               203-732-2616 (FAX)

July 14, 2005

VIA EDGAR

Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:  BIW Limited
     Form 10-K for the Year Ended
     December 31, 2004
     Filed March 31, 2005
     File No. 1-31374

Dear Mr. Moran:

Thank you for your June 23, 2005 letter. Our responses to each of the comments are indicated below.

BIW Limited is fully committed to providing effective, transparent disclosure, so we welcome the SEC 10-K comment process and want to be responsive. If you have any questions or additional concerns, we'd be pleased to discuss them with you or your designee. You may contact me for that purpose at 203-735-1888.

Part IV, Page 7
---------------
Item 15. Exhibits and Financial Statement Schedule, page 7
----------------------------------------------------------

     1. Please advise or include in future filings a reconciliation of sales refund allowances. See Rule 12-09 of Regulation S-X. In your response, please show us what your revised schedule will look like.

          Response: The Company does not provide sales refunds. Please see Note 11, on pages 24 and 25 of the Company's 2004 Annual Report for a reconciliation of allowance for doubtful accounts.

     Exhibit 13
     ----------
     2004 Annual Report, BIW Limited
     -------------------------------
     Financial Highlights, page 1
     ----------------------------

     2. Include a brief description of issues, or cross reference to other disclosures in your filing, that materially impact the comparability of the information presented in your selected financial data, as required by Item 301(b)2 of Regulation S-K. Your description or references to other disclosures should quantify the effects of:

          o    non-recurring approved rate cases on regulated revenues;

          o the costs associated with the relocation of the Eastern Division office and staff reorganizations;

          o the non-recurring, unexpected water purchase costs in the Eastern Division;

          o the pre and post acquisition impact Eastern Connecticut Regional Water Company, Inc. has had on regulated and non-regulated revenues, operating expenses, total assets, short and long-term debt and interest expense; and

          o the issuance of $9 million in First Mortgage Bonds at a significantly reduced interest rate and the related savings on interest expense.

          Response: In future Annual Reports, the Company will cross reference the Financial Highlights which in 2004 are contained on page 1 in the 2004 Annual Report to the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of the report which are shown on pages 6 through 13.

          In response to the Staff's specific comment concerning non-recurring approved rate cases on regulated revenues, the Company notes that it will from time to time file an application with the Department of Public Utility Control (DPUC) for an increase in its water service rates for its regulated operations. The costs associated with the filing and the adjudication of the application will be deferred and then amortized over a period of time as determined by the DPUC when the new water service rates become effective. These expenses then become an ordinary operating expense for regulatory purposes and are paid for by the customer.

          The Company in the future will be more specific in disclosing the amounts associated with statements made in the annual report. In response to the Staff's comment concerning the relocation of the Eastern Division office, staff reorganizations and purchased water costs, those expenses were approximately $150,000.

          The Company believes it has properly disclosed the pre and post acquisition impact of the Eastern Connecticut Regional Water Company acquisition throughout the MD&A section of the 2004 Annual Report, pages 6 through 13. The Company also believes that the explanation under the heading "Interest Expense" on page 8 of the MD&A section appropriately describes the effect of the $9 million in First Mortgage Bonds in interest expense. See also the disclosure of future scheduled interest payments for long-term obligations based on the Company's response to Comment #3.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 6
------------------
Off-Balance Sheet Arrangements and Contractual Obligations, page 12
-------------------------------------------------------------------

     3. Please disclose scheduled interest payments for long-term obligations in your table of contractual obligations. When interest rates are variable and unknown, estimates of future variable rate interest payments may be included or excluded provided you include the appropriate disclosure in a footnote to the table. Please show us what your revised disclosures will look like. See the instruments to Item 303(a) of Regulation S-K.

          Response: The Company will revise future filings to include interest payments for long-term obligations. The following is what the revised disclosure would look like:

                                                                    Less than                              More than
                                                         Total       1 year      1-3 years    4-5 years     5 years
                                                     -----------   ----------   ----------   ----------   -----------
Debt obligations
          Series F Mortgage Bonds                    $ 9,000,000                                          $ 9,000,000
          Interest on Series F Mortgage Bonds        $ 3,047,850      468,900      937,800      937,800       703,350
          Note Payable (1)                           $ 2,255,000    2,255,000
Purchase Obligations
          Regional Water Authority                   $ 7,755,000      705,000    1,410,000    1,410,000     4,230,000
Other Obligations
          Capital Budget  (2)                        $ 2,059,000      319,000      385,000      340,000     1,015,000
          Operating Lease                            $   254,250       56,500      113,000       84,750
                                                                                ----------   ----------
          Defined Benefit Pension                    $   100,000      100,000
                                                     -----------   ----------
          Total                                      $24,471,100   $3,904,400   $2,845,800   $2,772,550   $14,948,350
                                                     ===========   ==========   ==========   ==========   ===========

(1) Short-term borrowings at a variable rate (2) Includes only Tier 1 additions


Notes to Consolidated Financial Statements, page 18
---------------------------------------------------
Note 1 Accounting Policies, page 18
-----------------------------------
Utility Plant, page 18
----------------------

     4. We note you are required to receive approval from the Connecticut Department of Public Health before you may abandon or dispose of land holdings associated with a source of water supply. Please tell us if you have a legal obligation, as described in SFAS No. 143, to incur retirement costs for your water supply sources. If so, tell us if you can reasonably estimate the fair value for asset retirement obligations, the amounts you have recorded and if you recorded the initial application of the

          Statement as a change in accounting principle in accordance with paragraph 20 of APB No. 20. Also, tell us if you recognized a regulatory asset or liability for the timing differences between the recognition of asset retirement obligation period costs for financial reporting purposes and for ratemaking purposes. See paragraph 20 of SFAS No. 143. If you cannot reasonably estimate the fair value of retirement liabilities for asset retirement obligations please include in your response a description of the reasons precluding you from recording these estimates and when you estimate you will incur asset retirement obligations.

          Response: The Company has no legal obligations nor does it have any plans to retire any water supply sources. The Company has not recognized a regulatory asset or liability for timing differences between the recognition of asset retirement obligation period costs for financial and ratemaking purposes. Generally, water company lands are pristine parcels of property that a water utility has owned and protected for generations. If a parcel is abandoned because it is considered excess for the supply purposes, and the Department of Health approves the abandonment, there are no significant costs to the Company.

     Depreciation, page 18
     ---------------------

     5. Please disclose your depreciation policy for non-regulated property, plant and equipment. Include in your response why H2O Services did not record any depreciation expense in the three fiscal years ended December 31, 2004 as disclosed in your segment disclosures on page 30.

          Response:
          ---------
          The Company will revise future filings to include the following disclosure in Note 1:

               OTHER PROPERTY

               Other property is stated at cost and consists of property and equipment of H20 Services, the Company's non-regulated subsidiary. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets.

          In response to the Staff's specific comment concerning depreciation expense, the Company notes that prior to the acquisition in October 2003, H2O services had no depreciation expense as it did not own any equipment. Work was performed using equipment owned by Birmingham Utilities and the appropriate intercompany charges were recorded. Due to its immateriality, depreciation expense for 2003 and 2004 was not recorded. However, the Company will include depreciation expense on its non-regulated assets in all future filings. The following table illustrates the fixed assets owned by H2O Services from the date of acquisition through 12/31/2004:

                                                    Calculated       Projected
                                                   Depreciation        Annual
     Description                         Cost    Through 12/31/04   Depreciation
     -----------                         ----    ----------------   ------------

     Acquisition - Land                $300,000         N/A              N/A
     Acquisition - Building              85,000        2,543            2,179
     Improvements to Building            15,279          673            1,130
     Office Furniture and Equipment       7,799          130              780
     Equipment                            4,716          270              472
     Computers and Programming            6,906        1,823            1,381
                                       --------       ------           ------

                                       $419,700       $5,439           $5,942
                                       ========       ======           ======

     Revenue Recognition, page 19
     ----------------------------

     6. Expand the H2O non-regulated revenue recognition policy to discuss contract operations, maintenance services, water testing services, billing services and other products or services this segment may offer. Tell us how you bill and recognize revenue for contracted services, unplanned additional services and how you estimate the fair value of these services. Include accounting pronouncements as applicable. In your response please show us what your revised disclosures will look like.

          Response:
          ---------
          The Company will revise future filings to include the following revenue recognition disclosure related to non-regulated operations:

               H2O Services bills customers and recognizes revenue from its construction projects monthly as the services are provided. These projects are short-term in nature, typically requiring less than one month to complete.

               H2O Services bills customers and recognizes revenue from its routine maintenance and water testing services monthly as the services are provided. Repairs are not included in these services and are performed on an as needed basis for an additional charge based upon the specific nature of the necessary repair.

     Note 2 Acquisition, page 20
     ---------------------------

     7. We note your purchase price allocation does not identify any acquired intangible assets or assign excess cost over the amounts assigned to acquired assets and assumed liabilities as goodwill. Tell us your basis for allocating the cost of the acquired entity based on its estimated fair value on the date of acquisition as described in paragraphs 36 - 46 of SFAS No. 141. In your response include the assumptions, independent appraisals or other relevant information used to estimate fair value.

          Response:
          ---------
          The basis for allocating the purchase price of the acquired entity based on its estimated fair market value on the date of acquisition was determined as follows:


ACQUIRED ASSET/LIABILITY              METHOD USED TO DETERMINE FAIR MARKET VALUE
------------------------              ------------------------------------------

Utility plant                         Estimated fair market value was based on
Construction in process               the net book value of the acquired assets
Contributions in aid of               and liabilities on the date of
construction                          acquisition. Under ratemaking policies of
                                      the Department of Public Utility Control
                                      (DPUC), the Company is allowed to earn a rate of return on its rate base, defined as net utility plant less contributions in aid of construction. Thus rate base represents the amount upon which the Company's regulated revenues are established by the DPUC and the Company believes are indicative of fair market value.

Other property                        Represents the fair market value of the
                                      non-regulated assets acquired by H20
                                      Services and are based on an appraisal
                                      performed by Sheehy, LLC dated December
                                      12, 2003.

Accounts receivable                   Fair market value was determined based
Accounts payable                      upon actual cash amounts received and paid
                                      on balances outstanding on the date of
                                      acquisition subsequent to the acquisition.

Material and supplies                 Fair market value for materials and
                                      supplies, comprised primarily of
                                      chemicals, small pipes and related
                                      fixtures was estimated using current
                                      replacement costs.


     Note 3 Utility Plant, page 21
     -----------------------------

     8. Please advise or revise your future interim and annual filings to disclose regulated and non-regulated property, plant and equipment, depreciation expense and accumulated depreciation balances separately as of your balance sheet dates. In your response, please show us what your revised disclosure will look like.

          Response: As noted in our response to Comment #5, future filings will include a disclosure of "Other property" in Note 1 to clearly identify non-regulated property on the balance sheet. Currently, annual depreciation expense on non-regulated assets is projected to be less than $6,000, and the Company has deemed this amount to be immaterial to warrant financial statement disclosure. However, in future filings, should amounts reach levels deemed material, all appropriate disclosures will be included.

     Note 12 Employee Benefits, page 25
     ----------------------------------

     9. Please tell us why the assumed discount rate of 8% is a representative assumption for use in the measurement of your benefit obligations and net periodic pension cost for the prior three fiscal years. In selecting the discount rate it is generally a best practice approach to look to available information in current prices of annuity contracts that can be used to effect settlement of your obligation or look to annuity rates published by the Pension Benefit Guaranty Corporation ("PBGC"). The interest rate the PBGC will charge on employer liability during the calendar quarter beginning January 1 and ending March 31, 2005, is 5.25%. See paragraphs 43 - 48 of SFAS No. 87.

          Response: In our opinion, after consultation with our actuarial firm, an assumed discount rate of 8% is a representative and reasonable assumption for measuring the benefit obligations and net periodic pension cost for the prior three fiscal years. We believe that using a lower rate, such as one of the annuity rates published by the Pension Benefit Guaranty Corporation, or adjusting rates based on short-term stock market or interest rate fluctuations, would have produced unrealistic benefit obligations and net periodic pension costs. Because the pension plan is ongoing and subject to primarily long-term obligations, we believe that our assumption is an appropriate one, since it is based upon the expectation that the basis for the discount rate will revert to levels based on long-term historical trends.


     Note 18 Segment Information, page 30
     ------------------------------------

     10. Please advise or revise your segment disclosures to include interest expense, amortization of deferred income on land dispositions and total expenditures for additions to long-lived assets and deferred tax assets for each reportable segment. See paragraphs 27.e.,f. and 28.b. of SFAS No. 131.

          Response:
          ---------
          The Company will revise future filings to include the items noted. The following is what the revised disclosure would look like:

                                                Amortization of
                                    Interest   Deferred Income on    Deferred
                                    Expense    Land Dispositions   Tax Liability
                                    -------    -----------------   -------------

          For the year ended
          December 31, 2004
          Birmingham Utilities      $553,072        $ 11,342         $2,554,657
          H2O Services                21,112
                                    --------        --------         ----------
             Total Consolidated     $574,184        $ 11,342         $2,554,657
                                    ========        ========         ==========

          For the year ended
          December 31, 2003
          Birmingham Utilities      $432,678        $179,172         $2,397,034
          H2O Services
                                    --------        --------         ----------
             Total Consolidated     $432,678        $179,172         $2,397,034
                                    ========        ========         ==========

          For the year ended
          December 31, 2002
          Birmingham Utilities      $422,155        $394,775         $1,797,075
          H2O Services
                                    --------        --------         ----------
             Total Consolidated     $422,155        $394,775         $1,797,075
                                    ========        ========         ==========

          Please note that capital expenditures is segregated on the Statement of Cash Flows on page 17 of the Company's annual report as follows:

               Capital expenditures - utility plant Capital expenditures - other property.

          As discussed previously in our response to Comment #5, the additional disclosure regarding "Other property" to be included in Note 1 of future filings will clarify that these capital expenditures relate to the Company's regulated and non-regulated segments.

                                      *****

     As requested in your June 23, 2005 letter, we hereby acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     As indicated above, if you have any questions or comments, please do not hesitate to call me at 203-735-1888.


                                            Sincerely,

                                            /s/ John S. Tomac
                                            ---------------------
                                            John S. Tomac
                                            President


     cc:  Brian V. McAllister (SEC)
          William Lesko (Dworken Hillman LaMorte & Sterczala PC)
          Michael Grundei (Wiggin and Dana LLP)